FXC

Invesco

CurrencyShares

Canadian Dollar Trust

Fund Description

The Invesco CurrencyShares® Canadian Dollar Trust (trust) is designed to track the price of the Canadian dollar, and trades under the ticker symbol FXC. The Canadian dollar is the national currency of Canada and the currency of the accounts of the Bank of Canada, the Canadian Central Bank. The Fund is rebalanced quarterly.

ETF Information
Fund Name	Invesco CurrencyShares Canadian Dollar Trust
Fund Ticker	FXC
CUSIP	46138T104
Total Expense Ratio	0.40%
Listing Exchange	NYSE Arca
Benchmark Index Data
Index Name	WM/Reuters Canadian Dollar Closing Spot Rate

Fund Inception: June 21, 2006

Shares in the Fund are not FDIC insured, may lose value and have no bank guarantee.

Shares are not individually redeemable and owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Unit aggregations only, typically consisting of 50,000 Shares.

As of March 31, 2020 Issuer Free Writing Prospectus dated April 28, 2020 Filed Pursuant to Rule 433 Registration No. 333-210104

Growth of $10,000

Data beginning 10 years prior to the ending date of March 31, 2020. Fund performance shown at NAV. WM/Reuters Canadian Dollar Closing Spot Rate performance prior to 11/13/2008 reflects the noon buying rate as determined by the Federal Reserve Bank of New York. From 11/13/2008, forward, the performance reflects that of the WM/Reuters Canadian Dollar Closing Spot Rate AND IS NOT INTENDED FOR ANY THIRD PARTY USE. Blended index performance applies only to the Growth of $10,000.

Performance as at March 31, 2020
Performance (%)	YTD	1Y	3Y	5Y	10Y	Fund Inception
ETF – NAV	-8.75	-5.45	-1.73	-2.19	-3.21	-1.23
ETF – Market Price	-7.62	-4.38	-1.44	-1.96	-3.09	-1.15
Benchmark Index	-8.89	-6.14	-2.15	-2.31	-3.33	—

Calendar year performance (%)
	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010
ETF – NAV	6.14	-7.84	6.84	3.19	-16.80	-8.07	-6.08	2.41	-2.26	5.29
Benchmark Index	5.32	-8.26	7.03	3.58	-16.62	-8.27	-6.29	2.26	-2.42	5.50

Performance data quoted represents past performance, which is not a guarantee of future results. Investment returns and principal value will fluctuate, and shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than performance data quoted. See invesco.com for the most recent month-end performance numbers. Fund performance reflects applicable fee waivers, absent which, the performance data quoted would have been lower. Returns less than one year are cumulative. The net asset value (NAV) and market close performance may differ from one another. A major reason for the difference is that timing discrepancies can exist between the NAV, which is calculated using the WM/Reuters closing spot rate, and the market close, which is calculated using closing price (last trade). Market price returns are based on the midpoint of the bid/ask spread at 4 p.m. ET and do not represent the returns an investor would receive if shares were traded at other times. As the result of a reorganization on April 6, 2018, the returns presented reflect performance of the Guggenheim predecessor fund. Invesco is not affiliated with Guggenheim.

Index returns do not represent Fund returns. An investor cannot invest directly in an index.

Neither the underlying Index nor the benchmark indexes charge management fees or brokerage expenses, and no such fees or expenses were deducted from the performance shown; nor do any of the indexes lend securities, and no revenues from securities lending were added to the performance shown. In addition, the results actual investors might have achieved would have differed from those shown because of differences in the timing, amounts of their investments, and fees and expenses associated with an investment in the Fund.

WM/Reuters closing spot rate is the exchange rate of the U.S. dollar and the applicable foreign currency as determined by WM/Reuters as of 4:00 p.m. London Time.

Potential benefits

Investors may wish to invest in the currency in order to take advantage of short–term tactical or long–term strategic opportunities.

An investor who believes that the U.S. dollar is weakening relative to the currency may capitalize on the potential movement.

An investor who believes that the currency is overvalued relative to the U.S. dollar may choose to sell CurrencyShares, including short sales, as permitted by the Securities and Exchange Commission (SEC).

Investors are able to access the currency market through a traditional brokerage account and the shares trade daily on the NYSE Arca.

Investment risk

CurrencyShares are subject to risks similar to those of stocks and may not be suitable for all investors. The value of the Shares relates directly to the value of the Canadian Dollars held by the Trust. Fluctuations in the price of the Canadian Dollars could materially and adversely affect the value of the Shares.

If the Trust incurs expenses in USD, the Trust would be required to sell Canadian Dollars to pay these expenses. The sale of the Trusts Canadian Dollars to pay expenses in USD at a time of low Canadian Dollars prices could adversely affect the value of the Shares.

The Canadian Dollar/USD exchange rate, like foreign exchange rates in general, can be volatile and difficult to predict. This volatility could materially and adversely affect the performance of the Shares. Investment in foreign exchange related products is subject to many factors that contribute to or increase volatility, such as national debt levels and trade deficits, changes in domestic and foreign interest rates, and investors’ expectations concerning interest rates, currency exchange rates and global or regional political, economic or financial events and situations.

If interest earned by the Trust does not exceed the Trusts expenses, the Trustee will withdraw Canadian Dollars from the Trust to pay these excess expenses, which will reduce the amount of Canadian Dollars represented by each Share on an ongoing basis and may result in adverse tax consequences for Shareholders.

Substantial sales of Canadian Dollars by the official sector could adversely affect an investment in the Shares.

The interest rate paid by the Depository, if any, may not be the best rate available. If the Sponsor determines that the interest rate is inadequate, then its sole recourse is to remove the Depository and terminate the Deposit Accounts.

The Fund is subject to certain other risks. Please see the current prospectus for more information regarding the risks associated with an investment in the Fund.

The Fund is not a mutual fund or any other type of Investment Company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

The Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov. Alternatively, you may visit the Trust’s web site at invesco.com or the Trust will arrange to send you the prospectus if you request it by calling toll free 800 983 0903.

Important Information

Invesco Specialized Products, LLC is the sponsor/issuer and Invesco Distributors, Inc. is the distributor for the Trust. Both firms are indirect, wholly owned subsidiaries of Invesco Ltd.

This does not constitute a recommendation of any investment strategy or product for a particular investor. Investors should consult a financial professional before making any investment decisions.

The WM/Reuters closing spot rates are provided by The World Markets Company LBC (WM) in conjunction with Reuters and are used in certain currencies (the “rates”) displayed herein. WM and Reuters shall not be liable for any errors in delays in providing or making available the WM/Reuters closing spot rates nor for any actions taken in reliance on the same. This information cannot be used, reproduced, distributed, redistributed, licensed in any way without a written agreement with WM.

The Bank of New York Mellon is the Trustee and JPMorgan Chase Bank, N.A., London Branch is the Depository for the Trust. Invesco is not affiliated with the Trust’s Depository or Trustee.

Note: Not all products available through all firms or in all jurisdictions.

Invesco Distributors, Inc.

Invesco.com        3/20

P-FXC-PC-1